

Mail Stop 3628

December 22, 2008

Via Facsimile and U.S. Mail

Robert I. Townsend, III, Esq.
Cravath, Swaine & Moore LLP
Worldwide Plaza
825 Eighth Avenue
New York, NY 100019-7475

> **Re: Mentor Corporation**
> **Amendment No. 2 to Schedule TO-T**
> **Filed by Maple Merger Sub, Inc. and Johnson & Johnson**
> **Filed December 19, 2008**
> **File No. 005-35178**

Dear Mr. Townsend:

      We have limited our review of the filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why a comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments. Please note that all defined terms used in this letter have the same meaning as in the Offer to Purchase.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Offer to Purchase

Certain Information Concerning Parent and the Purchaser, page 10

1. We note your response to comment 4 in our letter dated December 17, 2008; however, we reissue our comment. Please revise to omit the disclaimer language that you take no responsibility for the accuracy or completeness of the information contained in the Offer to Purchase with respect to Seller.

<u>Conditions to the Offer, page 27</u>

2. We note your response to comment 5 in our letter dated December 17, 2008; however, we reissue our comment. Please revise the language that the tender offer conditions may be asserted or waived "at any time and from time to time." All conditions to the tender offer, other than those conditions dependent upon the receipt of necessary government approvals, must be satisfied or waived prior to the expiration of the tender offer.

Please direct any questions to me at (202) 551-3411. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

Sincerely,

Peggy Kim
Special Counsel
Office of Mergers & Acquisitions